                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the
             Public Utility Holding Company Act of 1935, as amended
                  For the fiscal year ended December 31, 1999
        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                          RELIANT ENERGY, INCORPORATED
                                 1111 Louisiana
                             Houston, Texas  77002

     Reliant Energy, Incorporated, a Texas corporation ("Reliant Energy"), on behalf of itself and on behalf of Reliant Energy Resources Corp., a Delaware corporation and wholly-owned subsidiary of Reliant Energy ("Resources") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Section 33(e)(1) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 57(b) of the implementing regulations thereunder, this Annual Report Concerning Foreign Utility Companies on Form U-33-S covering the preceding fiscal year ended December 31, 1999. Reliant Energy is a United States holding company exempt from regulation under the Act pursuant to Section 3(a)(2) thereunder and an associate company of each of, or otherwise owns an interest in, the following foreign utility companies (collectively, the "Reliant Energy FUCOs"):

      .     Empresa Distribuidora de Electricidad de Santiago del Estero S.A.,
      .     Light - Servicos de Eletricidade S.A.,
      .     Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A.,
      .     Empresa de Energia del Pacifico S.A. E.S.P.,
      .     Central Hidroelectrica del Rio Anchicaya S.A. E.S.P.,
      .     Compania de Electricidad de Tulua S.A. E.S.P.,
      .     Gases de Occidente S.A.,
      .     Interconexion Electrica S.A.,
      .     ISA Generacion S.A. E.S.P.,
      .     Electrificadora de la Costa Atlantica S.A. E.S.P.,
      .     Electrificadora del Caribe S.A. E.S.P.,
      .     Empresa Electrica de Oriente, S.A. de C.V.
      .     Compania de Alumbrado Electrico de San Salvador, S.A. de C.V.,
      .     Distribuidora Electrica de Usulutan, S. de E. M.,
      .     Rain Calcining Limited,
      .     Gas Natural del Centro, S.A. E.S.P.,
      .     Gas del Risaralda, S.A. E.S.P.,
      .     Gases del Norte del Valle S.A. E.S.P.,
      .     Gases del Quindio S.A. E.S.P.,
      .     Gas Natural del Rio Panuco S. de R.L. de C.V., and
      .     N.V.  UNA.

ITEM 1.

     IDENTIFY EACH FOREIGN UTILITY COMPANY, STATE ITS LOCATION AND BUSINESS ADDRESS, AND DESCRIBE THE FACILITIES IT UTILIZES FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. IDENTIFY EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN THE COMPANY AND DESCRIBE THE INTEREST HELD.

1.   Empresa Distribuidora de Electricidad de Santiago del Estero S.A. ("EDESE")

     Location: North Central Argentina

     Business Address:   Avenida Roca (S) 214
                         4200 Santiago del Estero
                         Argentina

     Description of Facilities: EDESE is an electricity distribution company serving customers in the north central part of Argentina under a 95-year concession granted by the provincial government expiring on January 4, 2090. EDESE was founded in 1994 as a result of the breakup of Agua y Energia Electrica Sociedad del Estado, the former electric power company in Santiago del Estero. EDESE has about 0.14 million customers and billed approximately 442.23 GWh of
electricity in 1999.   At December 31, 1999, the system through which EDESE
supplies electricity consisted of 2,371 transformers with a total capacity of approximately 240 MVA and approximately 6,830 km of medium- and low-voltage power lines with 2,041 supporting substations.

     Associated foreign utility companies and description of ownership interests: Reliant Energy Santiago del Estero, S.A., a company organized under the laws of Argentina, owns an approximately 90% interest in EDESE. Reliant Energy International, Inc., a wholly owned subsidiary of Reliant Energy and a Delaware corporation ("Reliant Energy International"), owns an approximately 99% interest in Reliant Energy Santiago del Estero, S.A. and exercises beneficial ownership of all shares of capital stock of Reliant Energy Santiago del
Estero, S.A.

2.   Light - Servicos de Eletricidade S.A. ("Light")

     Location: Rio de Janeiro, Brazil

     Business Address:   Praia do Flamengo, 66-A
                         22210-030 Rio de Janeiro
                         Rio de Janeiro, Brazil

     Description of Facilities: Light is a publicly held Brazilian corporation and the operator of an integrated electric power and distribution system that serves a portion of the state of Rio de Janeiro, Brazil, including the city of Rio de Janeiro. Light has about 2.9 million customers and billed about 23,759 GWh of electricity in 1998. Light has 786 megawatts of hydroelectric generation and purchases the remainder of its power needs from FURNAS and Itaipu.

     Associated foreign utility companies and description of ownership interests: Reliant Energy International indirectly owns approximately12% of the common stock of Light. Reliant Energy and the other winning bidders in the government sponsored auction for Light formed a consortium whose aggregate ownership interest represents a controlling interest in Light.

     Reliant Energy Cayman Acquisitions Ltd., a company organized under the laws of the Cayman Islands ("Cayman Acquisitions"), owns approximately .78% of the common stock of Light and Reliant Energy Cayman Ltd., a company organized under the laws of the Cayman Islands ("Reliant Cayman"), owns approximately 11% of the common stock of Light. Reliant Energy Cayman Holdings Ltd., a company organized under the laws of the Cayman Islands ("Cayman Holdings"), owns a 99% interest in Reliant Cayman and Reliant Energy Cayman Investments Ltd., a company organized under the laws of the Cayman Islands ("Cayman Investments"), owns a 1% interest in Reliant Cayman. Cayman Holdings owns a 99% interest in Cayman Acquisitions and Cayman Investments owns a 1% interest in Cayman Acquisitions. Cayman Holdings and Cayman Investments are wholly owned subsidiaries of Reliant Energy Light, Inc., a Delaware corporation and wholly owned subsidiary of Reliant Energy International.

3.   Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. ("Metropolitana")

     Location: Sao Paulo, Brazil

     Business Address:   Av. Alfredo Egidio de Souza Aranha, 100
                         13 - BL B
                         Jardim Santo Antonio
                         CEP 04726-905
                         Sao Paulo, SP, Brazil

     Description of Facilities: Metropolitana is an electric distribution company that serves a portion of the state of Sao Paulo, Brazil, including the metropolitan area of the city of Sao Paulo. Metropolitana serves approximately
4.4 million customers and primarily purchases its power from Itaipu and CESP. CESP is the largest distributor in Latin America, which serves 13% of the Brazilian distribution market.

     Associated foreign utility companies and description of ownership interests: Light, through its subsidiary LightGas Ltda., a company organized under the laws of Brazil ("LightGas"), owns approximately 78% of the common stock of Metropolitana. Therefore, Reliant Energy indirectly owns an approximately 9% interest in the common stock of Metropolitana. Light owns an approximately 99% interest in LightGas.

4.   Empresa de Energia del Pacifico S.A. E.S.P. ("EPSA")

     Location: The Valle del Cauca province of Colombia.

     Business Address:   Carrera 57 No. 11-29
                         Cali, Valle, Colombia

     Description of Facilities: EPSA is engaged in the generation, transmission and distribution of electricity and power marketing primarily in the Department of Valle del Cauca in the southwestern region of Colombia, including the area
surrounding the city of Cali.   EPSA markets and distributes electricity to
approximately 360,000 customers in 39 of the 42 municipalities in Valle del Cauca. EPSA is the fourth largest generation company in Colombia and the only major electricity generating company in southwestern Colombia. As of December 31, 1999, EPSA had an aggregate installed capacity of 897 MW, of which approximately 97% was hydroelectric. Additionally, EPSA has entered into a long-term power purchase agreement, giving it access to an additional 140 MW of firm thermal electric capacity.

     Associated foreign utility companies and description of ownership interests: Valle Energy Ventures, Inc., a company organized under the laws of the Cayman Islands ("Valle Energy"), owns an approximately 45% interest in EPSA. Valle Energy is a 50-50 joint venture owned by Reliant Energy Colombia Ltd., a company organized under the laws of the Cayman Islands and a wholly owned subsidiary of Reliant Energy International ("Reliant Energy Colombia"), and Grupo EDC, which comprises C.A. La Electricidad de Caracas, S.A.C.A. and Corporacion EDC S.A.C.A. In addition, Reliant Energy Colombia owns an approximately 6% interest in EPSA.

5.   Central Hidroelectrica del Rio Anchicaya S.A. E.S.P. ("Central Hidro")

     Location: The Valle del Cauca province of Colombia.

     Business Address:   Carrera 57 No. 11-38
                         Tercer Piso
                         Cali, Valle, Colombia

     Description of Facilities: Central Hidro is a hydroelectric facility located in the Valle del Cauca province of Colombia. Since the privatization, Central Hidro has been managed as an integral part of the EPSA generation system.

     Associated foreign utility companies and description of ownership interests: EPSA owns a 99% interest in Central Hidro.

6.   Compania de Electricidad de Tulua S.A. E.S.P. ("CET")

     Location: Tulua, Colombia

     Business Address:   Calle 29 No.23-45
                         Tulua,  Valle, Colombia

     Description of Facilities: CET is an electric utility in Tulua, Colombia in
the center of the Valle Del Cauca province.   It serves 37,000 customers in an
area contiguous to the EPSA service area and has three small hydro-generating units.

     Associated foreign utility companies and description of ownership interests: EPSA owns an approximately 86% interest in CET.

7.   Gases de Occidente S.A.

     Location: Valle del Cauca province of Colombia

     Business Address:  Calle 44 Norte No. 4N-93
                        Barrio La Flora
                        Cali, Valle, Colombia

     Description of Facilities: Gases de Occidente is a natural gas distribution company that serves the city of Cali.

     Associated foreign utility companies and description of ownership interests: EPSA owns an approximately 7% interest in Gases de Occidente S.A.

8.   Interconexion Electrica S.A.

     Location:  Medellin, Colombia

     Business Address:   Calle 12 Sur No. 18-168
                         Medellin, Antioqua, Colombia

     Description of Facilities: Interconexion Electrica S.A. is the national electric transmission company of Colombia.

     Associated foreign utility companies and description of ownership interests: EPSA owns an approximately 5% interest in Interconexion Electrica S.A.

9.   ISA Generacion S.A. E.S.P.

     Location:  Medellin, Colombia

     Business Address:   Carrera 43 A  No. 11 A
                         80 El Poblado
                         Medellin, Antioquia, Colombia

     Description of Facilities: ISA Generacion S.A. E.S.P. is the Colombian national hydroelectric company and is the largest generation company in Colombia.

     Associated foreign utility companies and description of ownership interests: EPSA owns an approximately 5% interest in ISA Generacion S.A. E.S.P.

10.  Electrificadora de la Costa Atlantica S.A. E.S.P. ("Electrocosta")

     Location: The Atlantic coast region of Colombia.

     Business Address:   Carrera 3  No.26-76
                         Sector Chambacu
                         Edificio Chambacu 19 - Piso 3
                         Cartagena, Colombia

     Description of Facilities: Electrocosta is an electric distribution company that, along with Electricaribe, serves approximately 1.2 million customers in the Atlantic coastal region of Colombia, including the cities of Santa Marta, Barranquilla and Cartagena. Electrocosta manages 6,236 kilometers of sub-transmission and primary electric distribution lines with voltages of 110 kV to
13.8 kV. Electrocosta, along with Electricaribe, is linked throughout the region to the national grid through a series of substations with a total transformation capacity of 3,847 mVa.

     Associated foreign utility companies and description of ownership interests: Caribe Energy Holdings Ltd., a company organized under the laws of the Cayman Islands ("Caribe Energy"), owns an approximately 70% interest in Electrocosta. Caribe Energy is a wholly owned subsidiary of HIEDC Holdings Ltd., a company organized under the laws of the Cayman Islands ("HIEDC Holdings"). HIEDC Holdings is a 50-50 joint venture owned by Reliant Energy Caribe Ltd., a company organized under the laws of the Cayman Islands and a wholly owned subsidiary of Reliant Energy International, and Grupo EDC.

11.  Electrificadora del Caribe S.A. E.S.P. ("Electricaribe")

     Location: The Atlantic coast region of Colombia

     Business Address:   Calle 76  No.54-11 Piso 12
                         World Trade Center, Oficina 12-07
                         Barranquilla, Colombia

     Description of Facilities: Electricaribe is an electric distribution company that, along with Electrocosta, serves approximately 1.2 million customers in the Atlantic coastal region of Colombia, including the cities of Santa Marta, Barranquilla and Cartagena. Electricaribe operates 4,745 kilometers of sub-transmission and primary electric distribution lines with voltages of 110 kV to

13.8 kV. Electricaribe, along with Electrocosta, is linked throughout the region to the national grid through a series of substations with a total transformation capacity of 3,847 mVa.

     Associated foreign utility companies and description of ownership interests: Caribe Energy owns an approximately 69% interest in Electricaribe.

12.  Empresa Electrica de Oriente, S.A. de C.V. ("Oriente")

     Location: Eastern El Salvador

     Business Address:   Final 29a Av. Norte y Calle Bambu
                         Colonia San Antonio
                         Ayutuxtepeque
                         San Salvador
                         El Salvador

     Description of Facilities: Oriente is an electric distribution system located in the eastern part of El Salvador. The largest city in Oriente's service area is San Miguel, the third largest city in El Salvador. Over 94% of Oriente's customers are residential. At June 30, 1999, the system through which Oriente supplied electricity consisted of 3,321 transformers representing approximately 77 MVA of transformer capacity, approximately 4,130 km of medium- and low-voltage power lines and 18 substations. Oriente's primary system is a medium-voltage network operating at 46 kV to 4.16 kV and accounting for 61% of Oriente's total network. Low voltage lines of 120 V and 240 V comprise the remaining 39% of Oriente's total network.

     Associated foreign utility companies and description of ownership interests: El Salvador Energy Holdings, a company organized under the laws of the Cayman Islands ("El Salvador Holdings"), owns an approximately 89% interest in Oriente. El Salvador Holdings is a joint venture owned by Reliant Energy Salvador Holding Company Ltd., a company organized under the laws of the Cayman Islands ("Reliant Energy Salvador") and a wholly owned subsidiary of Reliant Energy International, and EDC Energy Ventures-El Salvador, a company organized under the laws of the Cayman Islands ("EDC"). EDC and Reliant Energy Salvador each own a 50% interest in El Salvador Holdings.

13.  Compania de Alumbrado Electrico de San Salvador, S.A. de C.V. ("CAESS")

     Location: Central and northern El Salvador

     Business Address:   Final 29a Av. Norte y Calle Bambu
                         Colonia San Antonio
                         Ayutuxtepeque
                         San Salvador

                        El Salvador

     Description of Facilities: CAESS is an electric distribution system located in the central and northern regions of El Salvador, including the majority of the capital city of San Salvador. Approximately 91% of CAESS's customers are residential. At June 30, 1999, the system through which CAESS supplies electricity consisted of 11,390 transformers with a total capacity of approximately 421 MVA and approximately 5,956 km of medium- and low-voltage power lines with 15 supporting substations and one under construction. Low voltage lines of 120 V and 240 V accounted for nearly 53% of the total network and the remainder consisted primarily of medium voltage lines. Nearly all of CAESS's medium and low voltage lines are above ground with the exception of a few kilometers of 4.16 kV underground lines in San Salvador. The network had nine points of delivery from the transmission grid, four of which are located in San Salvador and five of which are located in rural areas.

     Associated foreign utility companies and description of ownership interests: El Salvador Holdings owns an approximately 75% interest in CAESS.

14.  Distribuidora Electrica de Usulutan, S. de E. M. ("Usulutan")

     Location:   Southeastern El Salvador.

     Business Address:    Final 29a Av. Norte y Calle Bambu
                          Colonia San Antonio
                          Ayutuxtepeque
                          San Salvador
                          El Salvador

     Description of Facilities: Usulutan is an electric distribution system serving southeastern portions of El Salvador, primarily in the department of Usulutan.

     Associated foreign utility companies and description of ownership interests: CAESS owns an approximately 98% interest in Usulutan.

15.  Rain Calcining Limited ("Rain")

     Location:  Visakhapatnam, India

     Business Address:   6-3-57 1/2, II Floor, "Rockvista"
                         Rockdale Estate, Somajiguida
                         Hyderabad 500 082, India

     Description of Facilities: Rain owns a petroleum coke calcining plant and an associated electricity generation facility in Visakhapatnam, India, which is located on the east coast of India midway between Calcutta and Madras in the state of Andhra Pradesh.

     Associated foreign utility companies and description of ownership interests: Reliant Energy -Rain, Inc. ("RE Rain"), owns an approximately 25% interest in Rain. RE Rain is a wholly owned subsidiary of Reliant Energy - India, Inc. ("RE India"). RE India is a wholly owned subsidiary of Reliant Energy International II, Inc., a Delaware corporation and wholly owned subsidiary of Reliant Energy International.

16.  Gas Natural del Centro, S.A. E.S.P. ("Gas Centro")

     Location:  Southwestern Colombia

     Business Address:   Carrera 13, No. 93-40/60
                         Santafe de Bogota, Colombia

     Description of Facilities: Gas Centro holds a concession from the Colombian government to build and operate a natural gas distribution system in the state of Caldas, Colombia.

     Associated foreign utility companies and description of ownership interests: Reliant Energy Latin America, Inc., a Delaware corporation and wholly owned subsidiary of Resources, owned an approximately 17% interest in Gas Centro, which it sold in March, 2000. Resources is a wholly owned subsidiary of Reliant Energy.

17.  Gas del Risaralda, S.A. E.S.P. ("Gas Risaralda")

     Location:  Southwestern Colombia

     Business Address:   Carrera 13, No. 93-40/60
                         Santafe de Bogota, Colombia

     Description of Facilities: Gas Risaralda holds a concession from the Colombian government to build and operate a natural gas distribution system in the state of Risaralda, Colombia.

     Associated foreign utility companies and description of ownership interests: Reliant Energy Latin America, Inc. owned an approximately 19% interest in Gas Risaralda, which it sold in March 2000.

18.  Gases del Norte del Valle S.A. E.S.P. ("Gases Norte")

     Location:  Southwestern Colombia

     Business Address:   Carrera 13, No. 93-40/60
                         Santafe de Bogota, Colombia

     Description of Facilities: Gases Norte holds a concession from the Colombian government to build and operate a natural gas distribution system in the state of Valle del Cauca, Colombia.

     Associated foreign utility companies and description of ownership interests: Reliant Energy Latin America, Inc. owned an approximately 34% interest in Gases Norte, which it sold in March 2000.

19.  Gases del Quindio S.A. E.S.P. ("Gases Quindio")

     Location:  Southwestern Colombia

     Business Address:   Carrera 13, No. 93-40/60
                         Santafe de Bogota, Colombia

     Description of Facilities: Gases Quindio holds a concession from the Colombian government to build and operate a natural gas distribution system in the state of Quindio, Colombia.

     Associated foreign utility companies and description of ownership interests: Reliant Energy Latin America, Inc. owned an approximately 25% interest in Gases Quindio, which it sold in March 2000.

20.  Gas Natural del Rio Panuco S. de R.L. de C.V. ("Gas Rio Panuco")

     Location: Northeastern Mexico

     Description of Facilities: Gas Rio Panuco holds a 30-year concession from the Mexican government to build, operate and maintain a natural gas distribution system in northeastern Mexico.

     Associated foreign utility companies and description of ownership interests: Reliant Energy Latin America, Inc. sold its 50% interest in Gas Rio Panuco in November 1999 for $8.4 million.

21.  N.V. UNA ("UNA")

     Location:  The Netherlands

     Business Address:  Keulsekade 189, Utrecht
                        The Netherlands

     Description of Facilities: UNA is one of the Netherlands' four largest generating companies. In 1999, UNA generated more than 20% of the country's electricity production, excluding electricity generated by cogeneration or other industrial processes. UNA serves the provinces of North-Holland and Utrecht, as well as the municipalities of Amsterdam and Utrecht, providing electricity for approximately two million people and more than 12,000 commercial users. As of December 31, 1999, UNA owned and operated 14 generating stations with 3,472 Megawatts of capacity spread across five sites. UNA's generating stations also supply several large municipalities with hot water for district heating purposes. In 1999, approximately 47% of UNA's generation output was natural gas fired, 19% was blast furnace fired and 34% was coal fired.

     Associated foreign utility companies and description of ownership interests: Reliant Energy UNA B.V. a company organized under the laws of the Netherlands ("REUNA"), acquired 40% and 12% of UNA's capital stock on October 7, 1999 and December 1, 1999, respectively, and on March 1, 2000, purchased the remaining 48% of the shares of UNA. Reliant Energy Wholesale (Europe) Holdings II C.V., a company organized under the laws of the Netherlands ("Holdings II") owns a 48% interest in REUNA, and Reliant Energy Wholesale (Europe) C.V., a company organized under the laws of the Netherlands ("Wholesale C.V."), owns a 52% interest in REUNA. Reliant Energy Wholesale (Europe) Holdings B.V., a company organized under the laws of the Netherlands ("Wholesale Holdings B.V.") owns a 0.5% general partnership interest in Holdings II and a 0.5% general partnership interest in Wholesale C.V. The Dutch branch of Reliant Energy Europe Inc., a company organized under the laws of the state of Delaware ("RE Europe"), owns a 99.5% limited partnership interest in both Holdings II and Wholesale C.V. Wholesale Holdings B.V. is a wholly-owned subsidiary of RE Europe, which is a wholly-owned subsidiary of Reliant Energy Capital (Europe), Inc., a company organized under the laws of the state of Delaware ("RE Capital"). RE Capital is a wholly-owned subsidiary of Reliant Energy Power Generation, Inc., a corporation organized under the laws of the state of Delaware ("Power Generation"). Power Generation is a wholly-owned subsidiary of Reliant Energy.

ITEM 2.

     IDENTIFY ANY DEBT OR OTHER FINANCIAL OBLIGATION OF THE FOREIGN UTILITY COMPANY FOR WHICH THERE IS RECOURSE DIRECTLY OR INDIRECTLY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO ANY SYSTEM COMPANY. IDENTIFY SEPARATELY ANY DIRECT OR INDIRECT GUARANTEE OF A SECURITY OF A FOREIGN UTILITY COMPANY BY ANY SYSTEM COMPANY.

     Neither Reliant Energy nor any system company is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of any of the Reliant Energy FUCOs.

ITEM 3.

     IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN A FOREIGN UTILITY COMPANY AND THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, ANY SYSTEM COMPANY. DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD, AND THE FEES OR REVENUES UNDER SUCH CONTRACT(S).

     The following list contains all of the service, sales and construction contracts between any Reliant Energy FUCO and any system company of Reliant
Energy:

1. EDESE.  None.

2. Light. Light, Metropolitana, Reliant Energy and four other corporations involved in the acquisition of Metropolitana entered into a Contract for Rendering of Services, dated April 15, 1999, under which Metroplitana agreed to pay the other parties to the Contract compensation for providing technical and operational advice to Metropolitana. The fees under this Contract correspond to the expenses incurred in the performance of such activities.

     Light and International are parties to an Economic and Financial Consulting Services Contract, dated April 9, 1999, under which International provides consulting services to Light in the areas of economic study and administrative and financial management. For such services, Light pays International a fee of $1,200,000 per year. The Contract is for a one year duration, renewable upon the agreement of both parties.

3. Metropolitana. See description of Contract for Rendering Services described in 2, above.

4.   EPSA.  None.

5.   Central Hidro.  None.

6.   CET.  None.

7.   Gases de Occidente S.A.  None.

8.   Interconexion Electrica S.A.  None.

9.   ISA Generacion S.A. E.S.P.  None.

10. Electrocosta and Caribe Energy entered into a Technical Services Agreement by which Caribe Energy will provide Electrocosta with technical and operational advice. Under the Agreement, Electrocosta will pay Caribe Energy a monthly fee equal to the sum of $1,500,000 for each 1% of reduction in Electrocosta's total losses in the corresponding month and 0.75% of Electrocosta's sales during the corresponding month.

11. Electricaribe and Caribe Energy entered into a Technical Services Agreement by which Caribe Energy will provide Electricaribe with technical and operational advice. Under the Agreement, Electricaribe will pay Caribe Energy a monthly fee equal to the sum of $2,000,000 for each 1% of reduction in Electricaribe's total losses in the corresponding month and 0.75% of Electricaribe's sales during the corresponding month.

12. Oriente and El Salvador Holdings entered into Technical Service Agreement, effective March 1, 1998, by which El Salvador Holdings will provide technical and management advice to Oriente, and Oriente will pay El Salvador Holdings an amount equal to two percent of its total sales for such advice.

13. CAESS and El Salvador Holdings entered into Technical Service Agreement, effective March 1, 1998, by which El Salvador Holdings will provide technical and management advice to CAESS, and CAESS will pay El Salvador Holdings an amount equal to two percent of its total sales for such advice.

14.  Usulutan.  None.

15. Rain and RE Rain entered into a Technical Assistance Agreement, effective as of April 20, 1995, by which RE Rain agreed to provide technical and operational assistance to Rain. During the construction period of the cogeneration facility, Rain agreed to pay RE Rain $200,000 plus a bonus based on each megawatt beyond a certain level produced by Rain's steam turbine. During the operations period of the cogeneration facility, Rain agreed to pay RE Rain a quarterly operations fee equal to the greater of one-half of the revenues from the sale of electricity produced by the facility, or $25,000, and an annual bonus calculated based on the production of the facility and the sales revenue.

16.  Gas Centro.  None.

17.  Gas Risaralda.  None.

18.  Gases Norte.  None.

19.  Gases Quindio.  None.

20.  Gas Rio Panuco.  None.

21.  UNA.  None.

                                   SIGNATURE

     The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                              RELIANT ENERGY, INCORPORATED


                          By: /s/ Mary P. Ricciardello
                              ----------------------------
                              (Mary P. Ricciardello)
                              Senior Vice President and Chief Accounting Officer


Date:  June 28, 2000

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Mary P. Ricciardello
               Senior Vice President and Chief Accounting Officer
               Reliant Energy, Incorporated
               1111 Louisiana
               Houston, TX  77002

                                   EXHIBIT A

     AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH FOREIGN UTILITY COMPANY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IN THE EVENT THAT THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO SYSTEM PUBLIC-UTILITY COMPANIES.

Exhibit A-1    EDESE

Exhibit A-2    Light and Metropolitana

Exhibit A-3    Electrocosta, Electricaribe, EPSA, Central Hidro, CET, Gases de
               Occidente S.A., Interconexion Electrica S.A. and ISA Generacion
               S.A. E.S.P.

Exhibit A-4    Oriente, CAESS and Usulutan

Exhibit A-5    Rain

Exhibit A-6    Gas Centro, Gas Risaralda, Gases Norte and Gases Quindio

Exhibit A-7    Gas Rio Panuco

Exhibit A-8     UNA